Largo Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands / 000's of U.S. dollars)

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Condensed Interim Consolidated Statements of Financial Position

		As at
		June 30,	December 31,
	Notes	2022	2021
Assets
Current Assets
Cash		$52,878	$83,790
Restricted cash	15	23,410	448
Amounts receivable	4	34,237	23,684
Inventory	5	68,846	45,322
Prepaid expenses		11,202	6,734
Total Current Assets		190,573	159,978
Non-current Assets
Deferred income tax asset	13(b)	3,671	3,343
Other intangible assets	6	5,593	3,929
Mine properties, plant and equipment	7	158,902	146,659
Total Non-current Assets		168,166	153,931
Total Assets		$358,739	$313,909
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	8	$31,424	$19,723
Deferred revenue		2,524	5,469
Current portion of lease liability		572	563
Current portion of provisions		4,173	913
Subscription receipts	15	7,933	-
Debt	9	15,000	15,000
Total Current Liabilities		61,626	41,668
Non-current Liabilities
Non-current accounts payable and accrued liabilities	8	193	-
Lease liability		1,735	1,987
Provisions		4,772	4,557
Total Non-current Liabilities		6,700	6,544
Total Liabilities		68,326	48,212
Equity
Issued capital	10	417,208	415,982
Equity reserves	11	17,750	17,814
Accumulated other comprehensive loss		(111,479)	(118,772)
Deficit		(33,036)	(49,327)
Equity attributable to owners of the Company		290,443	265,697
Non-controlling Interest		(30)	-
Total Equity		290,413	265,697
Total Liabilities and Equity		$358,739	$313,909
Commitments and contingencies	7, 16

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021     1

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Three Months ended		Six Months ended
		June 30,		June 30,
	Notes	2022	2021	2022	2021

Revenues	18	$84,804	$54,292	$127,492	$94,093
Expenses		(50,704)	(34,966)	(79,662)	(63,138)
Operating costs	19	(6,380)	(4,424)	(12,296)	(8,053)
Professional, consulting and management fees		2,410	3,113	943	1,357
Foreign exchange gain		(5,102)	(2,294)	(6,757)	(3,271)
Other general and administrative expenses		(491)	(1,032)	(1,301)	(1,404)
Share-based payments	11	(314)	(132)	(491)	(423)
Finance costs	19	213	110	397	164
Interest income		(1,847)	-	(4,817)	-
Technology start-up costs		(180)	(487)	(285)	(698)
Exploration and evaluation costs		(62,395)	(40,112)	(104,269)	(75,466)

Net income before tax		$22,409	$14,180	$23,223	$18,627
Income tax expense	13(a)	(7,115)	(2,138)	(7,717)	(2,459)
Deferred income tax recovery (expense)	13(a)	2,671	(3,597)	505	(3,579)
Net income		$17,965	$8,445	$16,011	$12,589

Other comprehensive income
Items that subsequently will be reclassified to operations:
Unrealized (loss) gain on foreign currency translation		(19,319)	17,746	7,293	6,219
Comprehensive income (loss)		$(1,354)	$26,191	$23,304	$18,808
Net income attributable to:
Owners of the Company		$18,140	$8,445	$16,291	$12,589
Non-controlling interests		$(175)	$-	$(280)	$-
		$17,965	$8,445	$16,011	$12,589
Comprehensive income (loss) attributable to:
Owners of the Company		$(1,176)	$26,191	$23,584	$18,808
Non-controlling interests		$(178)	$-	$(280)	$-
		$(1,354)	$26,191	$23,304	$18,808
Basic earnings per Common Share	12	$0.28	$0.13	$0.25	$0.20
Diluted earnings per Common Share	12	$0.28	$0.13	$0.25	$0.20
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	12	64,824	64,574	64,786	63,381
- Diluted	12	65,133	65,703	65,208	64,470

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021     2

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares

Condensed Interim Consolidated Statements of Changes in Equity

		Attributable to owners of the Company
		Issued	Equity	Accumulated Other		Non-controlling	Shareholders'
	Shares	Capital	Reserves	Comprehensive Loss	Deficit	interest	Equity
Balance at December 31, 2020	58,779	$406,214	$21,291	$(108,438)	$(71,903)	$-	$247,164
Share-based payments	-	-	1,404	-	-	-	1,404
Exercise of warrants	5,702	7,641	(5,219)	-	-	-	2,422
Exercise of stock options	97	624	(254)	-	-	-	370
Exercise of restricted share units	65	795	(795)	-	-	-	-
Expiry of warrants	-	-	(5)	-	5	-	-
Currency translation adjustment	-	-	-	6,219	-	-	6,219
Net income for the period	-	-	-	-	12,589	-	12,589
Balance at June 30, 2021	64,643	$415,274	$16,422	$(102,219)	$(59,309)	$-	$270,168

Balance at December 31, 2021	64,727	$415,982	$17,814	$(118,772)	$(49,327)	$-	$265,697
Share-based payments	-	-	1,301	-	-	-	1,301
Exercise of warrants	10	124	(34)	-	-	-	90
Exercise of stock options	18	162	(68)	-	-	-	94
Exercise of restricted share units	81	1,263	(1,263)	-	-	-	-
Share repurchase	(25)	(323)	-	-	-	-	(323)
Sale of non-controlling interest	-	-	-	-	-	250	250
Currency translation adjustment	-	-	-	7,293	-	-	7,293
Net income for the period	-	-	-	-	16,291	(280)	16,011
Balance at June 30, 2022	64,811	$417,208	$17,750	$(111,479)	$(33,036)	$(30)	$290,413

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021     3

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.
Expressed in thousands / 000's of U.S. dollars

Condensed Interim Consolidated Statements of Cash Flows

		Three Months ended		Six Months ended
		June 30,		June 30,
	Notes	2022	2021	2022	2021
Operating Activities
Net income for the period		$17,965	$8,445	$16,011	$12,589
Adjustment for Non-cash Items
Depreciation		5,972	5,892	10,695	11,259
Share-based payments	11	491	1,032	1,301	1,404
Unrealized foreign exchange (gain)		(2,455)	(4,032)	(3,044)	(1,724)
Finance costs	19	314	132	491	423
Interest income		(213)	(110)	(397)	(164)
Income tax expense	13(a)	7,115	2,138	7,717	2,459
Deferred income tax (recovery) expense	13(a)	(2,671)	3,597	(505)	3,579
Income tax paid		(1,118)	(879)	(1,118)	(879)
Cash Provided Before Working Capital
Items		25,400	16,215	31,151	28,946
Change in amounts receivable		(10,319)	(2,925)	(9,933)	(6,074)
Change in inventory		(8,692)	(1,347)	(20,991)	(4,239)
Change in prepaid expenses		(4,758)	(1,178)	(4,012)	(1,481)
Changes in accounts payable and accrued
liabilities and provisions		5,816	3,996	5,582	1,399
Change in deferred revenue		(4,545)	4,366	(2,945)	2,287
Net Cash Provided by (Used in) Operating Activities		2,902	19,127	(1,148)	20,838
Financing Activities
Receipt of debt	9	15,000	15,000	15,000	15,000
Repayment of debt	9	(15,000)	-	(15,000)	(24,788)
Interest received		213	110	397	164
Lease payments		(139)	-	(278)	-
Change in restricted cash	15	(15,524)	-	(15,524)	(146)
Sale of non-controlling interest		-	-	250	-
Share repurchase		(323)	-	(323)	-
Issuance of common shares	11	94	332	184	2,792
Net Cash (Used in) Provided by Financing Activities		(15,679)	15,442	(15,294)	(6,978)
Investing Activities
Mine properties, plant and equipment		(10,667)	(5,194)	(13,962)	(14,269)
Intangible assets		(716)	-	(1,689)	-
Net Cash Used in Investing Activities		(11,383)	(5,194)	(15,651)	(14,269)
Effect of foreign exchange on cash		(1,356)	2,601	1,181	1,933
Net Change in Cash		(25,516)	31,976	(30,912)	1,524
Cash position - beginning of the period		78,394	48,693	83,790	79,145
Cash Position - end of the period		$52,878	$80,669	$52,878	$80,669

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021     4

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Nature of operations

Largo Inc. ("the Company") is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its vanadium redox flow battery technology. The Company is in the process of vertically integrating its vanadium production operations with its vanadium redox flow battery technology. While the Company's Maracás Menchen Mine has reached commercial production, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

On November 8, 2021, the Company changed its legal name from Largo Resources Ltd. to Largo Inc.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 55 University Avenue, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

2) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on August 9, 2022.

3) Basis of preparation, significant accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company's audited annual consolidated financial statements for the year ended December 31, 2021 and should be read in conjunction with those statements.

In addition to the Company's subsidiaries disclosed in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2021, at June 30, 2022 the Company owned 50% of Largo Physical Vanadium Corp. and accounted for it as a consolidated subsidiary.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

a) Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 3(d) of the Company's audited annual consolidated financial statements for the year ended December 31, 2021. There have been no significant changes to the areas of estimation and judgment during the three and six months ended June 30, 2022.

b) Significant accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2021.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021 5

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

4) Amounts receivable

	June 30,	December 31,
	2022	2021
Trade receivables	$31,940	$22,144
Current taxes recoverable - Brazil	1,960	1,154
Current taxes recoverable - Other	274	358
Other receivables	63	28
Total	$34,237	$23,684

5) Inventory

	June 30,	December 31,
	2022	2021
Finished products	$53,043	$32,069
Work-in-process	1,774	967
Stockpiles	1,111	593
Warehouse materials	12,918	11,693
Total	$68,846	$45,322

During the three and six months ended June 30, 2022, the Company recognized a net realizable value write- down of $2,285 and $2,285 for finished products (three and six months ended June 30, 2021 - $nil and $2) and $287 and $287 for warehouse materials (three and six months ended June 30, 2021 - $nil and $nil). At June 30, 2022, the net realizable value write-down was $2,285 for finished products and $287 for warehouse materials (note 19) (December 31, 2021 - $558 and $nil). As inventory is sold, previously recorded net realizable value write-downs are reclassified from inventory write-down to direct mine and mill costs or product acquisition costs as appropriate (note 19).

6) Other intangible assets

During the three and six months ended June 30, 2022, the Company began capitalizing costs relating to a software implementation. Once fully implemented the estimated useful life will be 5 years.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021 6

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Intellectual
	Property	Software	Total
Cost
Balance at December 31, 2020	$4,366	$-	$4,366
Additions	-	-	-
Balance at December 31, 2021	$4,366	$-	$4,366
Additions	-	1,882	1,882
Balance at June 30, 2022	$4,366	$1,882	$6,248
Accumulated Depreciation
Balance at December 31, 2020	-	$-	$-
Depreciation	437	-	437
Balance at December 31, 2021	$437	$-	$437
Depreciation	218	-	218
Balance at June 30, 2022	$655	$-	$655
Net Book Value			-
At December 31, 2021	$3,929	$-	$3,929
At June 30, 2022	$3,711	$1,882	$5,593

7) Mine properties, plant and equipment

At June 30, 2022 and December 31, 2021, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, Anglo Pacific Plc receives a 2% NSR in the Maracás Menchen Mine.

	Office and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total

Cost
Balance at December 31, 2020	$919	$261	$91,444	$153,743	$8,308	$254,675
Additions	3,278	-	7,884	6,122	11,639	28,923
Disposals	(177)	-	-	(6)	-	(183)
Reclassifications	-	-	-	14,862	(14,862)	-
Effects of changes in foreign exchange rates	(52)	(18)	(4,851)	(11,487)	28	(16,380)
Balance at December 31, 2021	$3,968	$243	$94,477	$163,234	$5,113	$267,035
Additions	1,748	-	2,646	4,895	6,693	15,982
Reclassifications	-	-	-	1,089	(1,089)	-
Effects of changes in foreign exchange rates	34	16	4,502	10,271	1	14,824
Balance at June 30, 2022	$5,750	$259	$101,625	$179,489	$10,718	$297,841

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021 7

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Office and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Accumulated Depreciation
Balance at December 31, 2020	$523	$261	$26,940	$77,986	$-	$105,710
Depreciation	194	-	7,069	15,031	-	22,294
Disposals	(177)	-	-	(6)	-	(183)
Effects of changes in foreign exchange rates	(32)	(18)	(1,559)	(5,836)	-	(7,445)
Balance at December 31, 2021	$508	$243	$32,450	$87,175	$-	$120,376
Depreciation	329	-	2,308	9,015	-	11,652
Effects of changes in foreign exchange rates	19	16	1,474	5,402	-	6,911
Balance at June 30, 2022	$856	$259	$36,232	$101,592	$-	$138,939
Net Book Value
At December 31, 2021	$3,460	$-	$62,027	$76,059	$5,113	$146,659
At June 30, 2022	$4,894	$-	$65,393	$77,897	$10,718	$158,902

8) Accounts payable and accrued liabilities

	June 30,	December 31,
	2022	2021
Accounts payable	$19,601	$14,050
Accrued liabilities	4,404	2,962
Accrued financial costs	103	174
Other taxes	7,509	2,537
Total	$31,617	$19,723

Current	$31,424	$19,723
Non-current	193	-
Total	$31,617	$19,723

9) Debt

	June 30,	December 31,
	2022	2021
Total debt	$15,000	$15,000

		Cash flows
	December 31,			June 30,
	2021	Proceeds	Repayment	2022
Total debt	$15,000	$15,000	$(15,000)	$15,000
Total liabilities from financing activities	$15,000	$15,000	$(15,000)	$15,000

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021 8

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

		Cash flows
	December 31,			December 31,
	2020	Proceeds	Repayment	2021
Total debt	$24,788	$15,000	$(24,788)	$15,000

Credit facilities

In April 2022, the Company repaid in full its $15,000 working capital facility with a bank in Brazil. At the same time, the Company secured a new working capital facility with another bank in Brazil. This facility was fully drawn down and proceeds of $15,000 (R$69,000) were received. This facility is due to be repaid as a lump sum payment in April 2023, together with accrued interest at a rate of 3.65% per annum.

10) Issued capital

a) Authorized

Unlimited common shares without par value.

b) Issued

	Six months ended		Year ended
	June 30, 2022		December 31, 2021
	Number of		Number of
	Shares	Cost	Shares	Cost
Balance, beginning of the period	64,727	$415,982	58,779	$406,214
Exercise of warrants (note 11)	10	124	5,723	7,982
Exercise of stock options (note 11)	18	162	156	944
Exercise of restricted share units (note 11)	81	1,263	69	842
Share repurchase	(25)	(323)	-	-
Balance, end of the period	64,811	$417,208	64,727	$415,982

During the six months ended June 30, 2022, the Company paid $323 for the repurchase of shares, with 25 of these shares repurchased and cancelled during the six months ended June 30, 2022, and the remaining 20 repurchased and cancelled in July 2022.

On March 4, 2021, the Company completed the consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every 10 pre-consolidation common shares. Any quantity relating to common shares, RSUs, stock options and warrants or any per unit price such as exercise prices disclosed throughout the condensed interim consolidated financial statements have been retrospectively adjusted for the share consolidation, including the weighted average number of shares outstanding and the basic and diluted earnings (loss) per share for the periods presented.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021 9

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

11) Equity reserves

	RSUs				Options				Warrants
					Weighted				Weighted
					average				average
					exercise				exercise		Total
	Number	Value	Number		price	Value	Number		price	Value	value
December 31, 2020	226	$1,329	588	C$	8.27	$3,207	8,366	C$	4.88	$16,755	$21,291
Share-based payments	-	587	-		-	998	-		-	-	1,585
Granted	76	499	467		15.59	1,081	-		-	-	1,580
Exercised	(81)	(842)	(164)		(4.68)	(421)	(6,527)		(2.94)	(5,344)	(6,607)
Expired	-	-	-		-	-	(7)		(2.90)	(5)	(5)
Forfeited	(5)	(22)	(2)		(6.70)	(8)	-		-	-	(30)
December 31, 2021	216	$1,551	889	C$	12.78	$4,857	1,832	C$	11.78	$11,406	$17,814
Share-based payments	-	388	-		-	837	-		-	-	1,225
Granted	111	274	230		14.59	384	-		-	-	658
Exercised	(118)	(1,263)	(18)		(6.70)	(68)	(10)		(11.50)	(34)	(1,365)
Forfeited	(1)	(7)	(150)		(13.88)	(575)	-		-	-	(582)
June 30, 2022	208	$943	951	C$	13.16	$5,435	1,822	C$	11.78	$11,372	$17,750

a) RSUs

During the three and six months ended June 30, 2022, the Company granted 111 RSUs to officers and employees of the Company. These RSUs vest over time, with one-third vesting during each of the three month periods ending June 30, 2023, June 30, 2024 and June 30, 2025. The value of the vested RSUs includes the Company's expected forfeiture rate of 0%. Upon vesting, the RSUs provide the holders with common shares of the Company.

20 shares were issued in July 2022 in connection with the exercise of 20 RSUs included in the table above.

b) Stock options

				Weighted		Weighted		Weighted
				average		average		average
		No.	No.	remaining		exercise		grant date
Range of prices		outstanding	exercisable	life (years)		price		share price
C$	6.70 - 10.00	344	255	2.7	C$	6.70	C$	6.70
	10.01 - 15.00	204	-	1.6		13.17		13.17
	15.01 - 20.00	342	108	4.3		17.11		17.11
	20.01 - 25.00	29	29	1.1		24.00		24.00
	30.01 - 30.40	32	32	1.5		30.40		30.40
		951	424		C$	13.16

During the six months ended June 30, 2022, the Company granted 230 (year ended December 31, 2021 - 467) stock options with a weighted average exercise price of C$14.59. The options vest over time, with one-third of a grant of 176 vesting during each of the three month periods ending June 30, 2023, June 30, 2024 and June 30, 2025. One-third of a grant of 54 vesting during each of the three month periods ending March 31, 2023 and March 31, 2024.

The estimated weighted average grant date fair value for these grants was C$9.15 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 2.46%, expected life in years - 5, expected volatility - 76.3%, expected dividends - 0% and expected forfeiture rate - 0%.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021 10

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The remaining weighted average contractual life of options outstanding at June 30, 2022 was 3.0 years (December 31, 2021 - 2.6 years).

c) Warrants

							Expected	Risk-free
No.	No.	Grant	Expiry	Exercise	Expected	Expected	dividend	Interest
outstanding	exercisable	Date	Date	price	volatility	life (years)	yield	rate
339	339	12/01/17	12/01/22	C$11.50	93%	5.00	0%	2%
1,142	1,142	12/13/17	12/13/22	C$11.50	93%	5.00	0%	2%
341	341	12/07/20	12/08/25	C$13.00	88%	5.00	0%	0%
1,822	1,822			C$11.78

12) Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 1,004 and 1,004 for the three and six months ended June 30, 2022 (three and six months ended June 30, 2021 - 141 and 141).

13) Taxes

a) Tax expense

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Income tax expense	$(7,115)	$(2,138)	$(7,717)	$(2,459)
Deferred income tax recovery
(expense)	2,671	(3,597)	505	(3,579)
Total	$(4,444)	$(5,735)	$(7,212)	$(6,038)

b) Changes in deferred tax assets and liabilities

	Six months
	ended	Year ended
	June 30,	December 31,
	2022	2021
Net deferred income tax asset, beginning of the period	$3,343	$7,178
Deferred income tax recovery (expense)	505	(3,758)
Effect of foreign exchange	(177)	(77)
Net deferred income tax asset, end of the period	$3,671	$3,343

	June 30,	December 31,
	2022	2021
Deferred income tax asset	$3,671	$3,343
Net deferred income tax asset	$3,671	$3,343

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021 11

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

14) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The remuneration of directors and other members of key management personnel during the period was as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Short-term benefits	$1,889	$690	$2,523	$2,174
Share-based payments	578	915	1,261	1,173
Total	$2,467	$1,605	$3,784	$3,347

Refer to note 16 for additional commitments with management.

15) Segmented disclosure

The Company has six operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") (included as part of inter-segment transactions & other), Largo Clean Energy and Largo Physical Vanadium. Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure. Largo Physical Vanadium was incorporated by the Company during the three and six months ended June 30, 2022. The Company sold a 50% interest in Largo Physical Vanadium during the three and six months ended June 30, 2022.

In connection with a proposed qualifying transaction, Largo Physical Vanadium initiated a now closed brokered private placement of subscription receipts. The Company participated in this private placement for an amount of C$20,000 ($15,524). Total proceeds raised by Largo Physical Vanadium of $23,457 are held in escrow (less commissions and underwriting fees paid) until completion of the qualifying transaction and accordingly, this amount has been classified as restricted cash. Should the qualifying transaction not be completed, the proceeds received will be returned to the investors. Amounts that would be returned to investors other than the Company are classified as the subscription receipts liability of $7,933.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021 12

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

				Largo	Largo		Inter-
	Sales &	Mine		Clean	Physical		segment
	trading	properties	Corporate	Energy	Vanadium		transactions		Total
Three months ended June 30, 2022
Revenues	$74,471	$66,027	$57,922	$-	$-		$(113,616)		$84,804

Operating costs	(61,844)	(42,319)	(55,776)	-	-		109,235		(50,704)
Professional, consulting and management fees	(568)	(1,567)	(1,584)	(2,337)	(324)		-		(6,380)
Foreign exchange (loss) gain	(57)	2,651	(202)	1	17		-		2,410
Other general and administrative expenses	(137)	(3,051)	(390)	(1,354)	(41)		(129	) [1]	(5,102)
Share-based payments	-	-	(491)	-	-		-		(491)
Finance costs	(8)	(264)	(3)	(21)	(1)		(17	) [1]	(314)
Interest income	-	153	60	-	-		-		213
Technology start-up costs	-	-	-	(1,730)	-		(117	) [1]	(1,847)
Exploration and evaluation costs	-	(178)	-	-	-		(2	) [2]	(180)
	(62,614)	(44,575)	(58,386)	(5,441)	(349)		108,970		(62,395)
Net income (loss) before tax	11,857	21,452	(464)	(5,441)	(349)		(4,646)		22,409
Income tax expense	(810)	(6,305)	-	-	-		-		(7,115)
Deferred income tax recovery (expense)	(340)	3,435	(424)	-	-		-		2,671
Net income (loss)	$10,707	$18,582	$(888)	$(5,441)	$(349)		$(4,646)		$17,965
Revenues (after elimination of inter-segment transactions)	$74,471	$10,333	$-	$-	$-	$			$84,804
At June 30, 2022
Total non-current assets	$574	$131,658	$19,292	$14,162	$-		$2,480		$168,166
Total assets	$93,957	$228,300	$106,041	$21,457	$23,839		$(114,855)[3]		$358,739
Total liabilities	$65,153	$49,173	$44,975	$6,162	$8,374		$(105,511)[4]		$68,326

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $117,604 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $2,742 and E&E properties total assets of $7.

4. Inter-segment transaction elimination of $105,524 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $12 and E&E properties total liabilities of $1.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021 13

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

				Largo	Inter-
	Sales &	Mine		Clean	segment
	trading	properties	Corporate	Energy	transactions	Total
Three months ended June 30, 2021
Revenues	$45,338	$45,462	$38,089	$-	$(74,597)	$54,292

Operating costs	(38,154)	(30,224)	(36,769)	-	70,181	(34,966)
Professional, consulting and management fees	(393)	(949)	(1,931)	(1,151)	-	(4,424)
Foreign exchange (loss) gain	(41)	2,810	343	1	-	3,113
Other general and administrative expenses	(108)	(544)	(904)	(738)	-	(2,294)
Share-based payments	-	-	(1,032)	-	-	(1,032)
Finance costs	(10)	(97)	(2)	(23)	-	(132)
Interest income	-	75	35	-	-	110
Exploration and evaluation costs	-	(485)	-	-	(2) [1]	(487)
	(38,706)	(29,414)	(40,260)	(1,911)	70,179	(40,112)
Net income (loss) before tax	6,632	16,048	(2,171)	(1,911)	(4,418)	14,180
Income tax expense	(836)	(1,302)	-	-	-	(2,138)
Deferred income tax expense	-	(3,291)	(306)	-	-	(3,597)
Net income (loss)	$5,796	$11,455	$(2,477)	$(1,911)	$(4,418)	$8,445
Revenues (after elimination of inter-segment transactions)	$44,030	$8,954	$1,308	$-		$54,292
At December 31, 2021
Total non-current assets	$961	$123,783	$18,303	$10,884	$-	$153,931
Total assets	$56,631	$191,086	$111,703	$18,084	$(63,595)	$313,909
Total liabilities	$39,907	$34,604	$21,467	$6,488	$(54,254)	$48,212

1. Amount relating to E&E properties.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021 14

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
				Largo	Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other		Total
Six months ended June 30, 2022
Revenues	$108,621	$102,893	$88,950	$-	$-	$(172,972)		$127,492
Operating costs	(93,792)	(69,132)	(85,667)	-	-	168,929		(79,662)
Professional,
consulting and
management fees	(1,061)	(2,603)	(3,474)	(4,650)	(508)	-		(12,296)
Foreign exchange (loss)
gain	(83)	944	78	(2)	6	-		943
Other general and
administrative						(130	) [1]
expenses	(248)	(3,318)	(808)	(2,197)	(56)			(6,757)
Share-based payments	-	-	(1,301)	-	-	-		(1,301)
Finance costs	(14)	(413)	(6)	(39)	(1)	(18	) [1]	(491)
Interest income	-	297	100	-	-	-		397
Technology start-up						(251	) [1]
costs	-	-	-	(4,566)	-			(4,817)
Exploration and						(4	) [2]
evaluation costs	-	(281)	-	-	-			(285)
	(95,198)	(74,506)	(91,078)	(11,454)	(559)	168,526		(104,269)
Net income (loss)
before tax	13,423	28,387	(2,128)	(11,454)	(559)	(4,446)		23,223
Income tax expense	(956)	(6,761)	-	-	-	-		(7,717)
Deferred income tax
recovery (expense)	(387)	1,587	(695)	-	-	-		505
Net income (loss)	$12,080	$23,213	$(2,823)	$(11,454)	$(559)	$(4,446)		$16,011
Revenues
(after elimination of
inter-segment
transactions)	$108,621	$18,557	$314	$-	$-			$127,492

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021 15

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

				Largo		Inter-
	Sales &	Mine		Clean		segment
	trading	properties	Corporate	Energy		transactions	Total
Six months ended June 30, 2021
Revenues	$80,338	$69,946	$59,094	$-		$(115,285)	$94,093
Operating costs	(68,146)	(50,719)	(56,710)	-		112,437	(63,138)
Professional, consulting and management fees	(759)	(1,979)	(3,345)	(1,970)		-	(8,053)
Foreign exchange (loss) gain	(64)	899	522	-		-	1,357
Other general and administrative expenses	(181)	(767)	(1,302)	(1,021)		-	(3,271)
Share-based payments	-	-	(1,404)	-		-	(1,404)
Finance costs	(16)	(379)	(5)	(23)		-	(423)
Interest income	-	99	65	-		-	164
Exploration and evaluation costs	-	(694)	-	-		(4) [1]	(698)
	(69,166)	(53,540)	(62,179)	(3,014)		112,433	(75,466)
Net income (loss) before tax	11,172	16,406	(3,085)	(3,014)		(2,852)	18,627
Income tax expense	(836)	(1,623)	-	-		-	(2,459)
Deferred income tax expense	-	(3,038)	(541)	-		-	(3,579)
Net income (loss)	$10,336	$11,745	$(3,626)	$(3,014)		$(2,852)	$12,589
Revenues (after elimination of inter-segment transactions)	$78,791	$13,744	$1,558	$-	$		$94,093

1. Amount relating to E&E properties.

16) Commitments and contingencies

At June 30, 2022, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $2,725 and all payable within one year. These contracts also require that additional payments of up to approximately $4,087 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The annual quantity to be delivered to the Company in 2022 is 220 tonnes of V2O5, with the Company having a right of first refusal over additional amounts.

The Company's Largo Clean Energy business is required to pay a royalty of 7.5% of the net sales price of each VRFB which contains a manufactured licensed product or uses or transfers a licensed product on or after January 1, 2022. Refer to note 7 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between December 31, 2022 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $551, including $276 due within one year.

At the Company's Maracás Menchen Mine and at Largo Clean Energy, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of June 30, 2022 of $12,096.

The Company and its subsidiaries are party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2021 for such proceedings in Brazil in an amount of R$469 ($84). At June 30, 2022, the provision recognized was R$542 ($103). The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations. Should any losses result from the resolution of these claims and disputes, they will be charged to operations in the period that they are determined.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021 16

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

17) Financial instruments

Financial assets and financial liabilities at June 30, 2022 and December 31, 2021 were as follows:

	June 30,	December 31,
	2022	2021
Cash	$52,878	$83,790
Restricted cash	23,410	448
Trade and other receivables	32,003	22,172
Accounts payable and accrued liabilities (including non-current)	31,617	19,723
Subscription receipts	7,933	-
Lease liability (including non-current)	2,307	2,550
Debt	15,000	15,000

Refer to the liquidity risk discussion below regarding liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for cash, restricted cash, trade receivables and amounts receivable, accounts payable and accrued liabilities and debt in the condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2021. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021 17

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

b) Credit risk

The Company's maximum amount of credit risk is primarily attributable to cash, restricted cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $31,940, $13,905 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from B- to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At June 30, 2022, no amounts are past due and in the six months ended June 30, 2022, the Company has not experienced any credit losses. At June 30, 2022, the loss allowance for trade receivables was determined to be $58 (December 31, 2021 - $58), with any movement recognized as a component of finance costs (note 19). There have been no write offs of trade receivables.

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at June 30, 2022 for its financial liabilities with agreed repayment periods.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 8)	$31,424	$-	$193	$-
Subscription receipts (note 15)	7,933	-	-	-
Debt (note 9)	-	15,000	-	-
Total	$39,357	$15,000	$193	$-

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $52,878 (December 31, 2021 - $83,790).

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At June 30, 2022, the Company had no debt that is subject to floating interest rates and does not have any exposure to floating interest rates.

Foreign currency risk

At June 30, 2022, the Company's outstanding debt is 100% denominated in U.S. dollars (December 31, 2021

- 100% U.S. dollar denominated).

The impact of fluctuations in foreign currency on cash and restricted cash balances and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At June 30, 2022, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars, Euros and Swiss francs and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021 18

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

A 5% change in the value of the Canadian dollar, the Euro and the Swiss franc relative to the U.S. dollar would affect the value of these cash balances at June 30, 2022 by approximately $1,292. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $238.

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

18) Revenues

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Vanadium sales from contracts with customers	$84,804	$54,292	$127,492	$94,093
Total	$84,804	$54,292	$127,492	$94,093

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
V2O5 revenues
Produced products	$45,976	$25,896	$67,790	$47,754
Purchased products	1,143	85	1,529	455
	47,119	25,981	69,319	48,209
FeV revenues
Produced products	$22,883	$25,530	$41,911	$41,287
Purchased products	14,802	2,781	16,262	4,597
	37,685	28,311	58,173	45,884
Total	$84,804	$54,292	$127,492	$94,093

19) Expenses

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Operating costs:
Direct mine and production costs	$23,905	$19,599	$41,465	$35,143
Conversion costs	2,337	2,394	4,184	4,623
Product acquisition costs	9,568	3,669	11,118	6,177
Royalties	3,742	2,411	5,768	3,881
Distribution costs	2,851	1,339	4,306	2,508
Inventory write-down (note 5)	2,572	-	2,572	2
Depreciation and amortization	5,507	5,638	9,812	10,888
Iron ore costs (margin)	222	(84)	437	(84)
	$50,704	$34,966	$79,662	$63,138

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021 19

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Finance costs:
Interest expense	$237	$79	$354	$339
Interest on lease liabilities	35	20	53	20
Accretion	42	37	84	69
Loss allowance for trade receivables	-	(4)	-	(5)
	$314	$132	$491	$423

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021 20